Exhibit 99.1

Verastem Reports Third Quarter 2012 Financial and Corporate Results

CAMBRIDGE, MA — November 13, 2012— Verastem, Inc., (NASDAQ: VSTM) a clinical-stage biopharmaceutical company focused on discovering and developing drugs to treat cancer by the targeted killing of cancer stem cells, today reported financial results for the quarter ended September 30, 2012 and also commented on certain corporate accomplishments and plans.

“We have made key strategic moves in the third quarter to position Verastem as a leader in therapeutic development targeting cancer stem cells,” said Christoph Westphal, M.D., Ph.D., Chairman and Chief Executive Officer of Verastem.

“We have appointed Joanna Horobin as Chief Medical Officer to lead our clinical development across multiple programs and trials,” said Robert Forrester, Verastem Chief Operating Officer. “Recent data presented at the EORTC meeting provide a clinical proof-of-concept for the utility of FAK inhibition in mesothelioma and indicate a particular sensitivity in tumors lacking the tumor suppressor Merlin. We intend to quickly move into a potential registration study with our lead FAK inhibitor, VS-6063, in mesothelioma midyear 2013.”

Recent Accomplishments

Our significant recent accomplishments include the following:

Focal Adhesion Kinase (FAK) Inhibition

•                  Accelerated the FAK program with the in-license of FAK inhibitor VS-6063

•                  VS-6063 has completed a Phase 1 study in advanced solid tumors, where it was well tolerated and demonstrated signs of clinical activity

•                  VS-6063 is expected to enter into a potential registration study in mesothelioma midyear 2013

•                  2012 International Mesothelioma Interest Group

•                  Presented data demonstrating that loss of the tumor suppressor Merlin confers increased susceptibility to FAK inhibition. Approximately 50% of patients with mesothelioma are Merlin-negative

•                  2012 EORTC Symposium on Molecular Targets and Cancer Therapeutics

•                  Presented data demonstrating strong single agent activity of FAK inhibition in Merlin-negative triple negative breast cancer models

•                  GSK reported data from a Phase 1 trial where it saw positive activity in mesothelioma in response to FAK inhibition and a particular sensitivity in tumors lacking the tumor suppressor Merlin. These findings corroborate Verastem’s research on FAK inhibition’s importance for the treatment of mesothelioma

Dual PI3K/mTOR Inhibition

•                  2012 EORTC Symposium on Molecular Targets and Cancer Therapeutics

•                  Presented data on the targeted killing of cancer stem cells by VS-5584 in models of triple negative breast cancer

Corporate

•                  Appointed Joanna Horobin, M.B., Ch.B., as Chief Medical Officer

•                  Appointed S. Louise Phanstiel to the Board of Directors

•                  Established a research collaboration with Eisai to discover next-generation small molecule inhibitors of Wnt signaling

Third Quarter 2012 Financial Results

As of September 30, 2012, Verastem had cash, cash equivalents and investments of $97.4 million compared to $56.8 million on December 31, 2011.

Net loss for the three months ended September 30, 2012 (the “2012 Quarter”) was $10.4 million, or $0.51 per share applicable to common shareholders, as compared to net loss of $4.0 million, or $2.98 per share, for the three months ending September 30, 2011 (the “2011 Quarter”). Net loss for the 2012 Quarter includes license fees of $3.5 million, including the issuance of 192,012 shares of common stock, and stock-based compensation expense of $1.6 million compared to stock-based compensation expense of $652,000 for the 2011 Quarter.

Research and development expense for the 2012 Quarter was $8.1 million compared to $3.1 million for the 2011 Quarter. The $5.0 million increase from the 2011 Quarter to the 2012 Quarter principally resulted from an increase of $3.4 million in license fees due to our agreement with Pfizer, including the issuance of 192,012 shares of common stock, an increase of $1.3 million in contract research organization expense and an increase of $528,000 for personnel costs, including stock-based compensation of $325,000, primarily due to increased headcount and a higher fair value of our common stock. These expenses are partially offset by decreases in consulting expense of $146,000 and lab supplies of $114,000.

General and administrative expense for the 2012 Quarter was $2.3 million compared to $965,000 for the 2011 Quarter. The $1.3 million increase from the 2011 Quarter to the 2012 Quarter principally resulted from an increase of $821,000 for personnel costs, including stock-based compensation of $640,000, primarily due to a higher fair value of our common stock, an increase of $385,000 in professional fees primarily related to additional legal and accounting fees for being a publicly traded company and an increase of $100,000 in insurance costs primarily related to being a publicly traded company.

About Verastem, Inc.

Verastem, Inc. (NASDAQ: VSTM) is a clinical-stage biopharmaceutical company focused on discovering and developing drugs to treat cancer by the targeted killing of cancer stem cells. Cancer stem cells are an underlying cause of tumor recurrence and metastasis. Verastem is developing small molecule inhibitors of signaling pathways that are critical to cancer stem cell survival and proliferation: FAK, PI3K/mTOR and Wnt. For more information, please visit www.verastem.com.

Forward-looking statements:

This press release includes forward-looking statements about the Company’s strategy, future plans and prospects, including statements regarding the development of the Company’s compounds, including VS-6063, VS-4718 and VS-5584, and the Company’s FAK PI3K/mTOR, Wnt and diagnostic programs generally, the timeline for clinical development and regulatory approval of the Company’s compounds, the structure of the Company’s planned clinical trials and the ability of the Company to finance contemplated development activities.. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement. Applicable risks and uncertainties include the risks that the preclinical testing of the Company’s compounds may not be predictive of the success of later clinical trials, that the Company will be unable to successfully complete the clinical development of its compounds, including VS-6063, VS-4718 and VS-5584, that the development of the Company’s compounds will take longer or cost more than planned, and that the Company’s compounds will not receive regulatory approval or become commercially successful products. Other risks and uncertainties include those identified under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and in any subsequent SEC filings. The forward-looking statements contained in this presentation reflect the Company’s current views with respect to future events, and the Company does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Verastem, Inc.

Investor contact:

Brian Sullivan, 617-252-9314

bsullivan@verastem.com

or

Media contact:

Kari Watson, 781-235-3060

kwatson@macbiocom.com

Verastem, Inc.

(A development-stage company)

Unaudited Selected Balance Sheet Information

(in thousands)

	September 30,	December 31,
	2012	2011
Cash and cash equivalents	$11,126	$20,954
Short-term investments	35,726	26,857
Working capital	44,132	44,795
Long-term investments	50,579	8,994
Total assets	98,830	59,037
Stockholders’ equity (deficit)	95,612	(12,766)

Verastem, Inc.

(A development-stage company)

 Unaudited Condensed Statements of Operations

 (in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating expenses:
Research and development	$8,132	$3,082	$17,618	$5,483
General and administrative	2,298	965	6,636	2,195
Total operating expenses	10,430	4,047	24,254	7,678

Loss from operations	(10,430)	(4,047)	(24,254)	(7,678)
Interest income	63	—	191	—
Net loss	(10,367)	(4,047)	(24,063)	(7,678)

Accretion of preferred stock	—	(10)	(6)	(18)

Net loss applicable to common stockholders	$(10,367)	$(4,057)	$(24,069)	$(7,696)

Net loss per share applicable to common stockholders—basic and diluted	$(0.51)	$(2.98)	$(1.32)	$(6.27)
Weighted-average number of common shares used in net loss per share applicable to common stockholders-basic and diluted	20,160	1,361	18,246	1,226